evrmore

is here to help young people
turn adversity into resiliency
using Empathy AI™

a smart companion

that helps everyone build
core values and a path forward

30k USERS
583% user growth
per month

1st MOVER ADVANTAGE
using emotion AI
for underserved youth

2021 HEADSTREAM
Accelerator Finalist
with support from Melinda Gates' Pivotal Ventures



Pamela Pavliscak
Author of Emotionally Intelligent Design - O'Reilly

Pratt

Evrmore is a compelling, intuitive experience for young people to understand themselves and bring compassion to others in a particularly anxious time.

Art by Keiji Yano

PROBLEM: Social technologies have been delivering grave metrics for youth

#2

Leading cause of death for 13-25 yr olds

48,344 Americans died by suicide in 2020


Social Media Upward Trending - Usage and Market Saturation
700
600
500
400
200
100
Girls Age 15-19
Girls Age 10-14
+62%
Since 2009
+189%
Since 2009
2001
2003
2005
2007
2009
2011
2013
2015
Source: Centers for Disease Control and Prevention

current social platforms are not geared towards
quality of life and wellness at scale and
don’t provide young people with the care and connections they need

The Social Dilemma - Documentary 2020

OPPORTUNITY: A Siri for everything you wish you could say
that combines digital wellness and personal development

At a time when despair & trauma are compounded
at home/school/virtually
we have the tech to address them at scale

93%
of youth
surveyed want a VOICE TOOL for talking things out.

" We want our own tool that helps us build confidence and future opportunities.

Personal/Life Events

Environmental Changes

Social Interactions

ALL parents surveyed
want a single tool that helps with building a **GOOD HOME LIFE**

" We have report cards for everything: school, health, and work ...
how about for well-being?

Research Scape 2020 Voice Companion Survey of 6,000 US adolescents between the age of 15-25

SOLUTION: An app that uses the latest AI to achieve empathy in caring for YOUNG PEOLE (15-25) & FOR SCHOOLS

A breakthrough social platform for
making important self-discoveries
forming interest-based connections
improving wellness using simple conversations

Fastest & Most Accurate Speech Recognition + **Emotion Calibration Using Machine Learning**

powered by Empathy AI®


9:45
evrCast
people are listening
Time Capsules
See All
Last Week
This Week
Looking back, you're way stronger at dealing with that type of personal interaction today ...
3 weeks ago
14 15 16 17 18 19 20
6 New Time Capsules
Today was kind of great since I overcame this ...
Internship opportunity
THEMES
I'm excited for art Zoom later. We're using AR ...
being brave
Media & Tech 203
You're learning how to see the bigger picture in similar situations.
Steph's Private Channel
evrCast / 15+ listening
That was dope! What a way to cope ...
First-Year Social
Social Relatedness
MOODS

Starter Market - D2C + B2B2C Edtech

Pricing Models

MRR - Consumer App

D2C

$10 / month

Freemium with in-app paid features

+

YRR - Edtech SaaS

B2B2C

$100k / year

$ 2-5 / student

Tiered contract model with customizations or LMS integration

Revenue target

Beta

MAR 2021 - App Launch

30k+ consumer and academia users

$800k

Initial Investment Opportunity

$8.2 million

Revenue First 12 Months

these are forward looking projections and are not guaranteed

MARKET — $98 BILLION GROWTH BY 2024

$56 billion by 2024

Augmented psychometrics for learner insight will continue to accelerate the global education & training expenditure


56.0
21.6

Anxiety detection and core skills development are untapped and desperately needed in edu & wellness.

Plus adjacent
$42 billion
personal development market

these are forward looking projections and are not guaranteed

OUR EDGE — AI + SOCIAL & PSYCHOMETRIC ALGORITHMS IN A WORLD-CLASS UX

evrmore uses emotion AI that distills life context and best-class user experience

Evrmore breaks out of boring chat-based experiences and heightens engagement with CONTEXT + NARRATIVE that doesn't pigeon-hole the user's emotional states

Our traction so far

	30k +	adolescent users & parents/caretakers
contract intents	**6-8**	edu institution & wellness partnerships
patents in-progress	**2-3**	software & business methods



+ More Human
User-Centric
PROVIDER ACCESS
SOCIAL AUDIO
+ AI CONTEXT & NARRATIVE
betterhelp
Marco Polo
context-driven companion
talkspace
Clubhouse
+ More Sticky
Narrative-Driven
youper
Calm
headspace
Woebot Health
Jour
THERAPEUTIC CHATBOTS
BEHAVIOR CHANGE

MILESTONES — NEXT 12 MONTHS

"Please launch already. We can't wait to use it!!!"



"This is fascinating and I wish it existed when I was falling apart ..."


Age
18-24
25-34
35-44
45-54
55-64
65+
50%
40%
30%
20%
10%
0%

Q4 2019

market research & user acquisition

Preboard 30k users

Now

App launch

+ boost launch marketing efforts
+ develop higher ed partnerships

Onboard 25k+ student users and 2 schools

RAISING PRE-SEED $800K

RAISING $250k on Wefunder with overall goal of raising $800k by Q2 2021

Q2 2021

Edtech dashboard launch

+ **phase 1** mentors onboarding
+ Alexa Skills development

Q4 2021

Healthtech dashboard launch

+ **phase 2** therapists onboarding
+ develop health systems partnerships

Revenue target $8.3 million

these are forward looking projections and are not guaranteed

ACQUISITION STRATEGIES — YEAR 1

CAC <$1.00/user

Consistent and scalable growth via social marketing and partnerships

Weekly user growth

+572.6%

User retention

97.3%

every .75 cents leads to →

D2C

Per user MRR **$10 / month**

Your +1 or fam

Subscription Multipliers
- INVITE A FRIEND AT SIGNUP
- FAMILY PLANS

$6 million

$10 user sign-up

Key Drivers Instagram + FB

B2B2C (edu)

Per contract YRR **$100k / year**

District onboarding

Network Effect
- FACULTY & MENTOR INCENTIVES
- CORPORATE PARTNERSHIPS

$3 million

3 demo requests

AWS EdStart + Alexa Partnership

AWS EdStart MEMBER aws

these are forward looking projections and are not guaranteed

THE TEAM — A POTENT MIX OF DIGITAL HEALTH, PSYCHOLOGY, PRODUCT + EQUITY



FOUNDER
Ivy Mahsciao
CEO

Product Management
Ex-PwC Experience Consulting
MIT System Dynamics
Learning Sciences & Digital Psychology



ADVISOR
Fabio Gratton
Voice Technology
CEO of InVibe



ADVISOR
Ali Mostashari, PhD
Programming & Partnerships
CEO of Lifenome



ADVISOR
Pamela Pavliscak
Behavioral Health
Author of Emotionally Intelligent Design



ADVISOR
Dr. Miles Neale, PhD
Psychotherapy
Author of Gradual Awakening



ADVISOR
Ritesh Patel
Global Growth & Strategy
Chief Digital Officer
Ogilvy Consulting

evrmore

Because we're not a passive receiver of sensory inputs — but an active constructor of our action & human potential

SUMMARY

When people have the know-how to develop their personal values, they're empowered to own their own narrative and do well in life

Big Opportunity in Growth Markets

$8T psychometrics for education & wellness

Strong and Agile Team

Deep market/tech/execution experience

Technology Advantage

2 provisional patents in-progress

$2,724,000+

of monetary benefit per adolescent

The Collaborative for Academic, Social, and Emotional Learning (CASEL)

GROWTH PLAN — DEFENSIBILITY & MARKETS

Development & Innovation | **Position & Defensibility** | **Product & Market**

Q4 2019 — FRIENDS & FAMILY

Market Research & Initial Traction

- Validation from D2C and B2B markets
- Antler Accelerator (NYC)
- AWS EdStart Innovator

2x provisional IPs in progress for software method

- **Preboard 30k users** 583% growth
- 3 LOIs 6+ in pipeline

Now — RAISING PRE-SEED $800K

Launching app (Mar 2021)

- **Powered by best-in-class sentiment and emotion detection technologies for adaptive engagement and UX**
- Partnership with mental health and learning institutions to establish credential and scalable growth
- Headstream Accelerator w/ support from Melinda Gates' Pivotal Ventures

1st-mover for credentialized wellness and life skills using Emotion AI™ (for youth - starter market)

app — YOUNG PEOLE (15-25)

Q2 2021

Launching edtech dashboard (phase 1)

- Integrate with interest-based mentor platforms and learning management systems nationwide.
- Onboard schools in pipeline +30-60k users

Establish SaaS and data governance for institutional contracts

dashboard — FOR SCHOOLS

WORKS WITH amazon alexa

Q4 2021

Scaling SaaS and launching healthtech dashboard (phase 2)

- Develop digital therapeutic capabilities for consumer health and EAP for enterprise
- Integrate with health systems and develop payer markets

Enrich and scale data architecture for growth markets

FOR THERAPISTS

FOR HEALTH SYSTEMS

Q1 2022

Expand into future of work with micro credentials (phase 3)

- Refine indexing architecture to functionalize micro credentials
- Begin data architecture for self-sovereign identity management

Extend credential services into labor market and build begin tokenization

FOR WORKFORCE